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Mushin Sports Lounge

Sports Bar

1814 Franklin St. 5G
Oakland, CA 94612
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Investment Opportunity
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THE PITCH
Mushin Sports Lounge is seeking investment to open our boutique sports lounge.
Generating RevenueLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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INVESTOR PERKS

Mushin Sports Lounge is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Owners Guest List Invest $500 or more to qualify. 25 of 25 remaining

This mean you would always be given priority over the general public who are non members. This would come handy on big viewing events like Super Bowl, NBA Finals, Champs League Finals etc.

Executive Membership Invest $1,700 or more to qualify. 25 of 25 remaining

If invest a minimum of $1700. You will automatically be enrolled into our Executive Membership perks for 1 year in addition to your profit share percentage.

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OUR MISSION

Mushin is a boutique sports lounge where we provide a premium viewing experience for all your sports need and more. We have built a hybrid sports lounge that not only serve as a gathering space for sports viewing parties but also a space for business and opulent entertainments. One of its kind in Oakland.

Community Experience Through Membership
International Sports Fans Haven. E.g Soccer, Cricket, Rugby etc

Premium Viewing Experience Focused
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LOCATION

We are located in the Uptown district of Oakland on the corner of 19th & Franklin in the Leamington building, formerly known as Hotel Leamington or Ambassador Hotel. With its early 20th century Spanish-style facade reminiscent of the grand hotel it once was, the Leamington Building holds deep roots in the history of Oakland.

Built in 1926 and was considered an architectural masterpiece when it opened
Designed by W. H. Week, who built many Carnegie libraries
Amelia Earhart was said to own an office in the building to plan her flight adventure
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BUSINESS MODEL

We have created a membership & public driven business model. However, to adhere to COVID19 restrictions and to make sure we reach our capacity needed we plan to prioritize members first but also welcome the general public.

Boutique Sports Lounge: The intersection of Lounge & Sports Bar.
Membership: Elevated perks and exclusive benefits.
Premier Location: International and domestic sports viewing experience
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INTENDED USE OF FUNDS

With Shelter In Place coming to an end. We believe it is the right time to bring this opportunity to our community. We have completed construction and are ready to open once it is deemed safe to do so per CDC/ Local Health recommendation. Funds will be used to support our monthly operations cost.

Hiring & Training | 30%
Marketing & Advertising | 35%
Inventory & Supply Purchase | 30%
COVID19 Safety Supply | 5%
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OUR OFFERINGS

We are inviting you to come eat and drink at our table and connect with the community again in a safe and socially distanced way. We hope you accept our invitation. Cheers!

Invest any amount from $100 and get 1.4X return
Invest over $500 and get enlisted as our guest for 2yrs. Just show up at the door and give your name, VIP style to gain access
Invest $1,700+ or $3700+ and get enrolled in our Executive Member's perks. Please see our website for full perks details
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THE TEAM
Baba Afolabi
Founder | General Manager

Baba is a passionate, experienced entrepreneur who has worked as an operations manager, product designer and mentor to young entrepreneurs looking to kick start their businesses. He is an adept entrepreneur with extensive experience in multiple industries backed by an MBA in Business Leadership & Strategy. He gained extensive experience while working with a global conglomerate retail company (IKEA). Between spending 10yrs of building his own retail company and food delivery service. He understands how to go from idea-to-concept, concept-to-product and product-to-market.

He knows what truly drives ideas. He is highly motivated to build organizations that will invest in people/community, business and technology to achieve sustainability and economic growth.

Kola Shobo
Managing Partner

Kola Shobo is an Oakland based photographer and business owner, he draws inspiration from the art rich and culturally diverse bay area.

He has spent over a decade in the Oakland-Bay Area nightlife managing bars and hosting events to help generate revenue for businesses. Energetic and experienced professional with a proven track record of achieving quality results by efficiently built and managed a diverse network of clientele. He has developed programs that improved customer engagement and repeat business by delivering outstanding customer service and experience to patrons. Successfully achieve revenue targets through the development and marketing of new

concepts. Kola's welcoming personality, people and communication skills serve him well in relating to clients by understanding their needs, and bringing their needs into fruition. While art appreciation drew him to photography, the ability to create is the fuel that drives Kola.

Chazz Lovelace
Partner + Management Support

Chazz Lovelace is a learning technology strategist and change management professional experienced in leading, developing and delivering role-based, process-focused training on demand for large scale business process, enterprise technology systems and CRM cloud computing implementations. He has the expertise and experience in implementing learning, change management and user adoption strategies for large & small corporations and non profit organizations. He works closely with executives and subject matter experts to align learning and adoption goals with project and company ROI goals through the use of proven change management methodology.

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MAINVEST MUSHIN POWERPOINT
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,067,625	$1,525,700	$1,632,499	$1,714,123	$1,765,546
Cost of Goods Sold	$266,906	$435,914	$466,427	$489,748	$504,440
Gross Profit	$800,719	$1,089,786	$1,166,072	$1,224,375	$1,261,106

EXPENSES

Rent	$127,440	$130,626	$133,891	$137,238	$140,668
Utilities	$13,800	$14,145	$14,498	$14,860	$15,231
Salaries	$454,032	$499,435	$534,395	$561,114	$577,947
Insurance	$82,896	$84,968	$87,092	$89,269	$91,500
Equipment Lease	$15,600	$15,990	$16,389	$16,798	$17,217
Repairs & Maintenance	$13,800	$14,145	$14,498	$14,860	$15,231
Legal & Professional Fees	$7,200	$7,380	$7,564	$7,753	$7,946
Bank Fees	$1,776	$1,820	$1,865	$1,911	$1,958
Commission & Fees	$15,684	$16,076	$16,477	$16,888	$17,310
Web & Prints	$19,320	$19,803	$20,298	$20,805	$21,325
Marketing	$42,000	$43,050	$44,126	$45,229	$46,359
Operating Profit	$7,171	$242,348	$274,979	$297,650	$308,414

This information is provided by Mushin Sports Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Mushin Pitch Deck.pptx
Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on April 21, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Mushin Bar, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 1.7%-4.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No operating history

Mushin Sports Lounge was established in April, 2019. Accordingly, there are limited financial statements and information for investors to review due to the current pandemic. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well as the opportunity as we progress into normalcy with the COVID19.

Subsequent events to historical financials

Before COVID19 Shelter In Place order. We had secured a $280K as a reserve for working Capital. Has the Shelter In Place prolongs. We have had the following material changes and trends:

Decrease in secured capital ($280K).

Took out a loan for $50,000 to purchase equipment.

Complete construction and programming

Financial liquidity

Mushin Sports Lounge has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Mushin Sports Lounge expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business as restriction to curb the COVID19 pandemic.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mushin Sports Lounge to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mushin Sports Lounge and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mushin Sports Lounge is a newly established entity and therefore has no operating history from which forecasts could be projected with.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mushin Sports Lounge is significantly more successful than your initial expectations.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

Mushin Sports Lounge operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Mushin Sports Lounge is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mushin Sports Lounge competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mushin Sports Lounge's core business or the inability to compete successfully against the with other competitors could negatively affect Mushin Sports Lounge's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mushin Sports Lounge might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mushin Sports Lounge is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mushin Sports Lounge

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mushin Sports Lounge's financial performance or ability to continue to operate. In the event Mushin Sports Lounge ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mushin Sports Lounge will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mushin Sports Lounge is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mushin Sports Lounge will carry some insurance, Mushin Sports Lounge may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mushin Sports Lounge could incur an uninsured loss that could damage its business.

You Do Have a Downside

Conversely, if Mushin Sports Lounge fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mushin Sports Lounge, and the revenue of Mushin Sports Lounge can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mushin Sports Lounge to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Mushin Sports Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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